UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
FORM 11-K
_______________________________________________________________________
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023, or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to_________

Commission File Number: 001-38095
_______________________________________________________________________
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ingersoll Rand Retirement Savings Plan
B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ingersoll Rand Inc.
525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

INGERSOLL RAND RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Participants and Administrator of
Ingersoll Rand Retirement Savings Plan
Davidson, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Ingersoll Rand Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2022.
Kansas City, Missouri
June 21, 2024

INGERSOLL RAND RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments:
Plan's interest in Master Trust	$1,266,555,130	$1,058,364,573

Receivables:
Participant contributions	1,531,771	1,386,150
Company contributions	1,759,270	1,800,695
Notes receivable from participants	9,927,200	9,350,087
Total receivables	13,218,241	12,536,932

Total assets	1,279,773,371	1,070,901,505

Net assets available for benefits	$1,279,773,371	$1,070,901,505
The accompanying notes are an integral part of these financial statements

INGERSOLL RAND RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2023	2022
Additions to net assets attributed to:
Contributions:
Company	$26,256,346	$24,927,903
Participants	40,508,451	37,529,894
Rollovers	17,960,708	6,792,942
Total contributions	84,725,505	69,250,739

Deductions from net assets attributed to:
Distributions to participants	109,906,398	108,024,414
Administrative expenses	683,873	769,762
Total deductions	110,590,271	108,794,176

Investment income (loss), from interest in Master Trust	230,014,732	(220,002,728)
Interest income on notes receivable from participants	480,102	394,784

Transfers to the Plan (Note 6)	4,241,798	8,591,936
Net increase (decrease)	208,871,866	(250,559,445)
Net assets available for benefits - beginning on year	1,070,901,505	1,321,460,950
Net assets available for benefits - end of year	$1,279,773,371	$1,070,901,505
The accompanying notes are an integral part of these financial statements

INGERSOLL RAND RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Note 1. Description of the Plan
The following brief description of Ingersoll Rand Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan is available to salaried, non-union hourly and union employees (if permitted by their collective bargaining agreement) of Ingersoll Rand Inc. and any affiliate adopting the Plan (collectively, the “Company”) upon the date of employment, other than part-time employees, who must complete a year of service in order to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees in the Plan may contribute an amount up to limits prescribed by the Internal Revenue Service (the “IRS”), but not less than 1% and not more than 85%, of their eligible compensation. Participants may also elect to designate their contributions as pretax contributions, Roth contributions or a combination of pretax and Roth contributions. Additionally, participants age 50 and over may make “catch-up contributions.” Participants are also allowed to rollover amounts from certain other tax-qualified eligible retirement plans to the Plan.
The Plan provides for an automatic enrollment provision where eligible employees, upon meeting the eligibility requirements, are automatically enrolled in the Plan at a default salary contribution rate of 3%. The contribution rate shall be automatically increased as soon as administratively feasible in each subsequent year by 1% until a maximum contribution rate of 6% is reached. The employee may affirmatively elect a different percentage or elect not to make salary deferral contributions.
The Company provides a safe-harbor matching contribution equal to 100% of the first 3% of each participant’s deferral contribution and 50% of the next 3% of each participant’s deferral contribution for certain bargaining unit employees. All other participants receive a matching contribution of 100% of the first 6% of each participant’s contribution.
The Company provides for an additional year-end “true-up” matching contribution which allows a participant to receive the maximum company matching contribution eligible to him/her. To be eligible for the “true-up” contribution, a participant needs to be active on the last day of the Plan year. For the year ended December 31, 2023, the Company will make a “true-up” contribution of $744,998, of which all will be contributed by the Company in 2024. For the year ended December 31, 2022, the Company made a “true-up” contribution of $874,676, of which all was contributed by the Company in 2023. The $744,998 and $874,676 are included in the Company contributions receivable line within the Plan’s statements of net assets available for benefits for the years ended December 31, 2023 and 2022.
Vesting
Participants in the Plan are immediately fully vested in their contributions, Company matching contributions and the earnings thereon. There are certain accounts in the Plan related to prior company contributions that are subject to vesting schedules, which require 5 years of service or 3 years of service to become fully vested in such accounts, depending on the type of historic company contribution. Notwithstanding the foregoing, participants become fully vested upon reaching retirement age, death, or permanent and total disability.
Forfeitures
Forfeitures of terminated participants’ nonvested accounts are used to reduce future Company contributions or administrative expenses. Forfeitures of $175,257 and $227,638 and were used to pay administrative expenses for the years ended December 31, 2023 and 2022. At December 31, 2023 and 2022, there were $94,399 and $50,850, respectively, in forfeitures available for use.
Benefits
Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in their account. The form of payment is a lump-sum distribution or installments, as elected by the participant. If the benefit is $1,000 or less at the time it becomes payable, the participant does not have the option of leaving their balance in the Plan. Participants eligible for retirement may elect a lump-sum distribution or, under certain conditions, a transfer of the value of their account to the Gardner Denver, Inc. Pension Plan to receive monthly pension payments.
Active participants who reach age 59-1/2 or experience a qualifying financial hardship may withdraw all or part of their participant deferred accounts. Hardship withdrawals will be approved only if they conform to the Plan provisions and established IRS safe harbor rules.
Employer Securities
Investment in the Ingersoll Rand Stock Fund can generally be redirected to other available investment options and includes the right for participants to receive their payout of their interest in the Ingersoll Rand Stock Fund in shares of Company stock. See Note 2 for further details on the Ingersoll Rand Stock Fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of the Plan’s earnings (losses) and administrative expenses. The allocation of earnings (losses) is determined by the earnings (losses) of the participant’s investment selection, or the Plan’s default investment if no selection is made, based on each participant’s account balance or specific participant transactions, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of all contributions into various investment options offered by the Plan.
Notes Receivable From Participants
The Plan allows participants to borrow money from their accounts. The participant requesting a loan must have no other outstanding loans. A loan can range in value from a minimum of $1,000 to a maximum of the lesser of 50% of the participant’s total vested balance or $50,000.
Notes are secured by the participants’ account balance and the interest rate is set each month at the prime rate. The interest rate on loans outstanding as of December 31, 2023 range from 2.91% to 10.25%. Repayment terms range from one to five years. The Ingersoll Rand Industrial US, Inc. Employee Savings Plan, which merged into the Plan on December 31, 2020, allowed participant note receivables used in the purchase of a primary residence to have a term of up to fifteen years. These notes maintained the same terms after the merger. The loans are due on various dates through October 2035.
Administrative Expenses
Salaries and related benefits of employees who administer the Plan are provided by the Company. All other administrative expenses are paid by the Plan. These expenses include investment management and Fidelity Management Trust Company (the “Trustee”) fees.
In situations where recordkeeping revenue received in connection with plan services exceeds agreed-upon compensation, the plan administrator deposits amounts equal to such excess revenue in a suspense account in the Plan. These amounts are used to reduce future Company contributions or administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. If terminated, no interest or portion of the Plan may revert to the Company and termination payments to participants would be limited to the net assets of the Plan as of the date distribution arising from the Plan termination are made. Also, the balance of any account that is unvested would become fully vested and non-forfeitable upon termination.
Note 2. Summary of Significant Accounting Policies
Basis Of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except benefits, which are recorded when paid.
Estimates And Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Risks And Uncertainties
The Plan, through the Gardner Denver, Inc. Qualified Defined Contribution Master Trust (the “Master Trust”), invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of December 31, 2023 and 2022, the Plan had investments of $140,804,644 and $113,529,406, respectively that were concentrated in one fund.
Investment Valuation And Income Recognition
Investments in the Master Trust are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on investments is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Valuation of Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as a distribution based upon the terms of the Plan Document.
Contributions Receivable And Credit Loss Policy
As of January 1, 2023, the Plan adopted Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses, using a modified-retrospective approach. The standard replaces the previous incurred loss model and requires entities to record an estimate of expected losses on financial assets for the remaining estimated life of the asset. This estimate must include consideration of historical experience, current conditions and reasonable and supportable forecasts. The standard applies to the Plan’s Company contributions receivable. The adoption did not have a material impact on these financial statements. The Company has concluded that no allowance for current expected credit losses was necessary at December 31, 2023 and no allowance for doubtful accounts was necessary at December 31, 2022.
Note 3. Investment in Master Trust
The Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and other plans sponsored by the Company. At December 31, 2023 and 2022, the Master Trust included assets of the Plan and assets of the Gardner Denver, Inc. Individual Account Retirement Plan for Bargaining Unit Employees. Each participating retirement plan has a divided interest in the Master Trust. The Plan may invest in any or all of the investments in the Master Trust. Financial information relating to the investments in the Master Trust is included in the financial statements which is administered by the Trustee.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon units of participation held by each plan. Administrative and investment management expenses are paid from the Master Trust and are allocated to the Plan as a reduction of investment income.
The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan's specific investments in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Although the investments of the various plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of the Plan.

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s divided interest as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Master Trust Balances	Plan's Interest In Master Trust Balances	Master Trust Balance	Plan's Interest in Master Trust Balances
Assets
Investments - at fair value
Registered investment companies	$246,853,682	$246,552,999	$223,156,521	$222,853,495
Self-directed brokerage accounts	49,916,627	49,916,627	36,959,940	36,959,940
Common/collective trusts	786,492,540	784,622,965	654,378,929	652,602,137
Trane Technologies Stock Fund	140,804,644	140,804,644	113,529,406	113,529,406
Ingersoll Rand Stock Fund	44,657,895	44,657,895	32,419,595	32,419,595
Total Investments - at Fair Value	$1,268,725,388	$1,266,555,130	$1,060,444,391	$1,058,364,573
The following are net appreciation (depreciation) in the fair value of investments, investment income and administrative expenses for the Master Trust for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$223,441,547	$(216,023,110)
Dividends and interest	6,829,159	7,028,622
Total Investment Income (Loss)	$230,270,706	$(208,994,488)

Administrative expenses	$685,525	$772,340
Note 4. Fair Value Measurements of the Master Trust
The Master Trust utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under are described below:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2: Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value:
Registered Investment Companies
Valued at the daily closing price as reported by the fund. Registered investment companies held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The funds held by the Master Trust are deemed to be actively traded.
Self-Directed Brokerage Accounts
Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.
Trane Technologies Stock Fund
These assets represent an investment in real-time traded ordinary shares of Trane Technologies plc, which is listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE.
Ingersoll Rand Stock Fund
These assets represent an investment in real-time traded common shares of Ingersoll Rand Inc. which is listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE.
Common/Collective Trusts
Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of one common/collective trust with a NAV of $49,557,658 as of December 31, 2023, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. For all other common/collective trusts, there are no redemption restrictions. For the Plan years ended December 31, 2023 and 2022, there were no unfunded capital commitments.
The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2023 and 2022:

	Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment companies	$246,853,682	$—	$—	$246,853,682
Self-directed brokerage accounts	49,916,627	—	—	49,916,627
Trane Technologies Stock Fund	140,804,644	—	—	140,804,644
Ingersoll Rand Stock Fund	44,657,895	—	—	44,657,895
Total assets in the fair value hierarchy	$482,232,848	$—	$—	482,232,848
Investments measured at net asset fair value per share(1)				786,492,540
Total asset fair value				$1,268,725,388

	Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment companies	$223,156,521	$—	$—	$223,156,521
Self-directed brokerage accounts	36,959,940	—	—	36,959,940
Trane Technologies Stock Fund	113,529,406	—	—	113,529,406
Ingersoll Rand Stock Fund	32,419,595	—	—	32,419,595
Total assets in the fair value hierarchy	$406,065,462	$—	$—	406,065,462
Investments measured at net asset fair value per share(1)				654,378,929
Total asset fair value				$1,060,444,391
(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3.
Note 5. Related Party and Party In Interest Transactions
Certain Master Trust investments are shares of registered investment companies and common/collective trusts managed by affiliates of the Trustee. Transactions involving the Ingersoll Rand Stock Fund, notes receivable and the Trustee of the Plan qualify as party in interest transactions allowable under ERISA regulations. Fees to the Trustee and affiliates are based on customary and reasonable fees and are paid by the Plan. As of December 31, 2023 and 2022, there were 577,346 shares and 620,386 shares, respectively, of Ingersoll Rand, Inc. common stock held directly by the Plan or through the Plan’s interest in the Master Trust.
Note 6. Transfers
Effective January 1, 2023, the Plan was amended to permit the merger of the assets of the Jorc Industrial, LLC Retirement Plan, totaling $71,769, which were transferred into the Plan on July 3, 2023. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2023 in accordance with the provisions in the Plan Document.
Effective January 1, 2023, the Plan was amended to permit the merger of the assets of the Holtec Gas Systems LLC 401(k) Plan, totaling $913,415 which were transferred into the Plan on July 3, 2023. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2023 in accordance with the provisions in the Plan Document.
Effective January 1, 2023, the Plan was amended to permit the merger of the assets of the Dosatron International Inc. 401(k) Plan, totaling $2,716,667 which were transferred into the Plan on October 13, 2023. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2023 in accordance with the provisions in the Plan Document.
Effective January 1, 2023, the Plan was amended to permit the merger of the assets of the MP Pumps Union Employee 401(k) Plan, totaling $539,947 which were transferred into the Plan on August 29, 2023. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2023 in accordance with the provisions in the Plan Document.
Effective January 1, 2022, the Plan was amended to permit the merger of the assets of the Seepex Inc. 401k Profit Sharing Plan, totaling $8,304,427, which were transferred into the Plan on June 8, 2022. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2022 in accordance with the provisions in the Plan Document.
Effective January 1, 2022, the Plan was amended to permit the merger of the assets of the Maximum AG Plan, totaling $287,509, which were transferred into the Plan on August 1, 2022. Any person with an account balance under that plan became a participant in the Plan as of January 1, 2022 in accordance with the provisions in the Plan Document.
Note 7. Income Tax Status
The Plan received a favorable determination letter from the IRS, dated November 10, 2015, indicating that the Plan, as then designed, was is in compliance with the requirements of Section 401(a) of the IRC. The Plan has been amended since receiving the favorable determination letter, and was restated effective January 1, 2023. Due to expiration of the IRS determination letter program, no new letter is expected. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC and that the Plan continues to be tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Ingersoll Rand Retirement Savings Plan
Form 5500, Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
EIN 76-0419383, Plan 002
December 31, 2023

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
Participants*	Participant notes receivable bearing interest rates from 2.91% to 10.25% with maturity dates through October 2035.	—	$9,927,200
*Includes assets which represent permitted party in interest transactions to the Plan.
**The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL RAND RETIREMENT SAVINGS PLAN

Date: June 21, 2024	INGERSOLL RAND INC.

	By:	/s/ Emily Tait
Emily Tait
Chair, Benefits Administration Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of RubinBrown LLP